FOR IMMEDIATE RELEASE

WAKE FOREST, NC – (April 21, 2020) – Global Foods Group, LLC

Global Foods Group, LLC, provider of Jaca™, a new healthy sugar, today announced an addition to the Company's Senior Leadership Council.

"We are pleased to announce that Dr. Tom Aurand has joined Global Foods Group's Leadership Council as we continue efforts to scale within our domain of expertise," said Pete Ferrari, President of Global Foods Group, LLC.

Possessing a Master's Degree and PhD in Food Science from Cornell University, Dr. Tom Aurand has spent more than 40 years in the Food Service industry. His expertise surrounds Research & Development, as well as, Food Product design as Dr. Aurand was the actual ***inventor*** of Craisins during his employment with Ocean Spray. This novel approach to food effectively shifted a narrow, juice anchored, product line into the large-scale Food Products Company that is known today.

Dr. Aurand's success not only includes R&D leadership, it also encompasses the commercialization of new technologies, and, implementing new business processes. Dr. Aurand's experience in developing strategic business plans that leverage diverse technical teams to deliver maximum business impact will prove critical as Global Foods Group extends into the Food & Beverage market directly through the creation of products. "The foray into Food & Beverage product development and marketing, particularly CBD, is pivotal as Global Foods Group penetrates the $1 trillion grocery industry," said Ferrari. "Dr. Aurand's tenure affords a lifetime of best-practices upon which to build."

Dr. Aurand began his career in 1979 with Tate & Lyle, a global leader and supplier in the Food & Beverage markets. From there, Dr. Aurand went to Ocean Spray in 1986 where he and the team he managed invented Craisins. After a successful (and certainly lucrative for Ocean Spray) 6-year period,

Dr. Aurand spent nearly 12 years as the Director of Research at Rich Products. While there, he led the New Technology, Dessert and Toppings R & D groups with responsibilities for developing new strategic product platforms, new dessert and topping product development and technical service to operations.

Other significant roles span a "who's who" in the Consumer Product Goods world, including Land O'Lakes and Wells Dairy, the largest privately held ice cream and frozen treat manufacturer in the U.S.

Dr. Aurand has a Food Science Degree from NC State University and a Master's and PhD in Food Chemistry from Cornell University.

About Global Foods Group, LLC and Jaca™

Global Foods Group, LLC is positioned to become the leading provider of a new, healthy, sugar called **Jaca™** to the world. GFG will be the first to introduce to the U.S. market, on a significant scale, this history making ingredient. By using this rare and healthy sugar as the catalyst, GFG will engage in a morally obligated effort to save humankind – one person at a time. GFG's singular focus will be to eviscerate entirely the presence of toxic, malignant, poisonous sugar.

Jaca™ will dethrone traditional sucrose as the apex sugar, freeing people to make the healthy choice, enjoying the delicious sweetness and texture they love without having to settle. This is the sugar that everyone should have had all along.

Jaca™ is the first natural sugar clinically proven to support weight management and body fat reduction with 90% less Calories than Traditional Sugar, Zero Net Carbs & Zero Glycemic Index. It is completely healthy for Type 1 Diabetics. Jaca is the only non-GMO Certified and Tested, Keto Approved, FODMAP Friendly, Kosher, Halal and naturally Vegan, Gluten-free, Grain-free, Soy-free and Cholesterol-free sugar. It contains **no chemicals**. Jaca is unique and, per the FDA, does not need to be included on the Nutrition Facts label as a Sugar or Added Sugar.